UNITED STATES
	        SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C.  20549

		         SCHEDULE 13G/A
	   Under the Securities Exchange Act of 1934
			(Amendment No. 1)

	    	       Silicon Image, Inc.
  	                (Name of Issuer)

               	          Common Stock
	         (Title of Class of Securities)

              	           82705T102
                         (CUSIP Number)

           	       December 31, 2008
    (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)


CUSIP No.  82705T102

1. Names of Reporting Persons.

Epoch Investment Partners, Inc.

I.R.S. Identification Nos. of above persons (entities only).

20-1003862

2.Check the Appropriate Box if a Member of a Group

(a) [   ]
(b) [ x ]

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware, United States

Number of	5.Sole Voting Power	5,083,836
Shares
Beneficially 	6.Shared Voting Power	0
Owned by
Each 		7.Sole Dispositive Power    5,083,836
Reporting
Person With	8.Shared Dispositive Power    0

9. Aggregate Amount Beneficially Owned by Each Reporting Person	5,083,836

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 6.86%

12.Type of Reporting Person:  IA

Item 1(a).	Name of Issuer:

		Silicon Image, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		1060 East Arques Ave
                Sunnyvale, CA 94085

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

		Epoch Investment Partners, Inc.
		640 Fifth Avenue
		18th Floor
		New York, NY 10019
		Delaware

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number: 82705T102


Item 3.	If this Statement is filed pursuant to Rules 13d-1(b) or
	13d-2(b), check whether the person filing is a:

	(a) - Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
              Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
	      240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
	      1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
	      Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
	      company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

	Please see Items 5 - 9 and 11 of each cover sheet.

Item 5.	Ownership of Five Percent or Less of a Class:

	Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company:

	Not applicable

Item 8.	Identification and Classification of Members of the Group:

	Not applicable

Item 9.	Notice of Dissolution of Group:

	Not applicable.

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


		       	      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2009

	By:/s/ Timothy T. Taussig
	-----------------------------------------
	Timothy T. Taussig
	Title: President, Chief Operating Officer